Advantage Municipal Income Trust (VKA)


The Joint Annual Meeting of Shareholders of the Trust was held on July 28, 1998, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of Theodore A. Myers as elected trustee by the preferred shareholders of the Trust 2,894 shares voted in his favor and 35 shares withheld. With regard to the election of Don G. Powell as elected trustee by the common shareholders of the Trust 17,427,422 shares voted in his favor and 218,200 shares withheld. With regard to the election of Hugo F. Sonnenschein as elected trustee by the common shareholders of the Trust 17,423,009 shares voted in his favor and 222,613 shares withheld. The other trustees of the Fund whose terms did not expire in 1998 are Dennis J. McDonnell, Rod Dammeyer, David C. Arch, Wayne W. Whalen, Steven Muller and Howard J Kerr. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 17,410,288 shares voted in favor of the proposal, 86,529 shares voted against and 151,734 shares abstained.